First Midwest Bancorp, Inc.

25th Annual Stockholders Meeting

May 16, 2007

First Midwest Bancorp, Inc. 25th Annual Meeting Of Stockholders

- **March 19, 2007 Record Date For Stockholders**

- **Certified List Of Stockholders**
  - **Since May 5, 2007**

- **No Stockholder Nominations or Proposals Filed With The Company**

- **Vote, Subchapter VII Delaware General Corporation Law and Article 2 of By-Laws**



Introduction Of Directors

Continuing Directors

Serving Until 2008

Thomas M. Garvin

Retired President and CEO
G.G. Products Company
(Food Business Acquirer)

John M. O'Meara

President and CEO
First Midwest Bancorp, Inc.

John E. (Jack) Rooney

President and CEO
U.S. Cellular Corporation
(Cellular Communications Provider)

Ellen A. Rudnick

Executive Director
Michael Polsky Center for Entrepreneurship
University of Chicago
Graduate School of Business

Serving Until 2009

Bruce S. Chelberg

Retired Chairman and CEO
Whitman Corporation
(Diversified Multinational Holding Company)

Joseph W. England

Retired Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Patrick J. McDonnell

President and CEO
The McDonnell Company LLC
(Business Consulting Company)

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp, Inc.

Director Nominees
To Serve Until 2010

Vernon A. Brunner

President and CEO

Brunner Marketing Solutions, LLC

(Consultant in Marketing and Distribution of Pharmaceutical and Consumer Products)

Director Since: 2006
Committees: Compensation

John L. Sterling

President and Owner

Sterling Lumber Company

(Lumber Distributor)

Director Since: 1998
Committees: Compensation

Brother James Gaffney, FSC

President

Lewis University

(Independent Private Institution of Higher Education)

Director Since: 1998
Committees: Nominating And Corporate Governance

J. Stephen Vanderwoude

Chairman and CEO

Madison River Communications

(Operator of Rural Telephone Companies)

Director Since: 1991
**Committees: Audit and
                  Compensation**



Cautionary Statement under the Private Securities Litigation Reform Act of 1995

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest Bancorp
The First 25 Years



1983-2007

National Economy[1]

	12/31/1982	12/31/2006	Then and Now
Unemployment Rate	9.7%	4.6%	(52%)
Prime Rate	16.50%	8.25%	(50%)
30 Year Mortgage	13.62%	6.22%	(54%)
Inflation Rate	10.0%[2]	3.23%	(67%)
Gross Domestic Product	$3.3 trillion	$13.2 trillion	400%

(1) Source: Federal Financial Institutions Examination Council. www.st.louisfed.org, Board of Governors of the Federal Reserve System
(2) CPI year-over-year by month 1980-1982 Bloomberg

United States Banking Environment[1]

	12/31/1982	12/31/2006	Then and Now
Banks	14,451	7,400	(49%)
Banking Offices	54,234	94,567	74%
Average ROA	0.70%	1.23%	75%
Average ROE	12.02%	12.17%	1%

(1) Source: FDIC and SNL Historical Data

Illinois Banking Environment[1]

	12/31/1982	12/31/2006	Then and Now
Banks	**1,250**	**685**	**(45%)**
Banking Offices	**1,869**	**4,829**	**260%**
Net Income	**$ 823 million**	**$3.8 billion**	**461%**
Average ROA	**0.52%**	**1.19%**	**228%**
Average ROE	**9.30%**	**13.53%**	**45%**

(1) Source: FDIC and Federal Financial Institutions Examination Council, FFIEC Reports of Condition and Income for all insured U.S. Commercial Banks/Illinois

11

Illinois Banking Environment[1]

	12/31/1982	12/31/2006	Then And Now
Total Assets	$158 billion	$380 billion	240%
Total # of Employees	82,500	57,000	(31%)

(1) Source: FDIC and Federal Financial Institutions Examination Council

First Midwest Bancorp

	12/31/1982	12/31/2006	Then and Now
Banks	20	1	(95%)
Banking Offices	41	103	251%
Net Income	$6.5 million	$117 million	1,800%
ROA	0.48%	1.42%	295%
ROE	7.3%	16.87%	231%

First Midwest Bancorp

	12/31/1982	12/31/2006	Then and Now
Total Assets	**$1.25 billion**	**$8.4 billion**	**672%**
Total Deposits	**$1 billion**	**$6.2 billion**	**620%**
Employees	**1,157**	**2,035**	**76%**

First Midwest Bancorp

	12/31/1982	12/31/2006	Then and Now
Diluted Earnings Per Share	**$0.25**	**$2.37**	**948%**
Share Price[1]	**$2.13**	**$38.68**	**1,816%**
Market Capitalization	**$58 million**	**$1.9 billion**	**3,276%**

(1): First day of trading was on April 7, 1983.

Mergers And Acquisitions 1983-2006

Mergers/Acquisitions	Acquired	Divested
Offices	67	21[1]
Assets	$4.49 Billion	$365 Million
Transactions	12	17

(1): 9 conventional, 12 supermarkets

First Midwest Then…1983

WI
IL
IA
McHenry
Lake
Cook
Kane
Chicago
Du Page
Lake Michigan
Scott
Rock Island
Bureau
Knox
Kendall
Will
LaSalle
Grundy
Kankakee
Porter
Lake
IN
Adams
Champaign
Vermilion

First Midwest Now…2006

WI
IL
IA
IN
McHenry
Lake
Cook
Kane
Chicago
Du Page
Lake Michigan
Scott
Rock Island
Knox
LaSalle
Kendall
Will
Grundy
Lake
Porter
Vermilion
Champaign

 # Financial Performance

2006 Performance Highlights[1]

Continued Strong Profitability	
Earnings Per Share	**$2.37** *Up 7.2%*
ROA	**1.42%**
ROE	**16.87%**
Record Net Income	**$117.2 million**

(1) As of 12/31/06

2006 Performance Highlights

Down Payments on Future Performance	
Bank Calumet Transaction	**$1.4 billion assets**
Corporate Loan Growth	**Up 9.0%**[1]
Securities Leverage	**Down 8.7%**[2]
Restoration of Tangible Capital	**Up $63 million**[3]
Fee-Based Revenues	**25% of total revenue**

(1) Excluding $677 million in loans obtained as part of the acquisition of Bank Calumet
(2) Represents decrease in total securities from March 31, 2006 to December 31, 2006
(3) Represents increase in stockholders' equity from March 31, 2006 to December 31, 2006

1st Quarter 2007 Performance Highlights

- **Strong Profitability**
  - **Earnings Per Share Growth**   **5.5%**
  - **ROA**   **1.42%**
  - **Margin Stabilizing**   **3.53%**

- **Asset Quality Solid**
  - **Nonperforming Assets/Lns**   **0.42%**

- **Momentum Building**[1]
  - **Corporate Lending Pipelines**   **Up 11%**
  - **Trust and 3rd Party Fees**   **Up 19.3%**

(1) Represents comparative increase from 1Q06 to 1Q07



Performance vs. Peers

2006 ROA

Cullen/Frost
Commerce
FMBI
Whitney
Wilmington
Fulton Financial
BOK
Greater Bay
UCBH
Provident
Susquehanna
MB Financial
First Commonwealth
AMCORE
Wintrust
1.42%
0.70%
0.90%
1.10%
1.30%
1.50%
1.70%

Note: Peer ticker: AMFI, BOKF, CBSH, CFR, FCF, FULT, GBBK, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, and WTFC.
Data represents performance for the year ending December 31, 2006. Data obtained from SNL Financial.

2006 EPS Growth



Whitney
Cullen Frost
FMBI
Fulton Financial
BOK
Greater Bay
Commerce
AMCORE
UCBH
Susquehanna
Provident
Wintrust
MB Financial
First Commonwealth
Wilmington
7.2%
-15%
-10%
-5%
0%
5%
10%
15%
20%

Note: Peer ticker: AMFI, BOKF, CBSH, CFR, FCF, FULT, GBBK, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, and WTFC.
Data represents growth on 2006 earnings per share as contrasted to 2005 as obtained from SNL Financial.

First Quarter 2007 EPS Growth

5.5%

UCBH
FMBI
Susquehanna
Commerce
Wilmington
Whitney
BOK
Fulton Financial
Cullen/Frost
Provident
AMCORE
MB Financial
First Commonwealth
Wintrust
Greater Bay

-25%   -20%   -15%   -10%   -5%   0%   5%   10%

Note: Peer ticker: AMFI, BOKF, CBSH, CFR, FCF, FULT, GBBK, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, and WTFC.
Data represents performance for the quarter ending March 31, 2007 as contrasted to March 31, 2006. Data obtained from SNL Financial.



Sales Performance

2006 Sales Highlights[(1)]

- $703 Million Increase In Total Loans Outstanding: 16%
- $569 Million Expansion In Core Deposits: 19%
- $88.2 Million In Fee Revenues: 25% Improvement[(1)]
  - $40 Million In Deposit Service Charges[(2)]: 33%
  - $14.3 Million Trust and Investment Fees: 13.3%
  - $13.8 Million Card-Based Fees: 35%

(1) As compared to 2005
(2) As compared to 2005, as a result of a $10.4 million increase in fees received from NSF's

1st Quarter 2007 Sales Above Budget

	% of Budget
Retail Core Deposits	**101%**
Investments	**111%**
Card Based Income	**105%**
Agricultural Loans	**112%**
Trust Revenue	**104%**
Commercial Real Estate Loans	**100%**
Real Estate Construction Loans	**100%**

Mature Retail Presence In Marketplace[1]

- **1,000 Retail Bankers**

- **3,000,000 Direct Marketing Contacts**

- **410,000 Client Contacts**

- **80,000 Referrals**

- **15,500 Marketplace Calls**

(1) Based on internal documents. Marketplace representing all counties and cities branch presence. City of Chicago not included.

Longstanding Commercial Presence In Marketplace[1]

- **Built From 1988 Forward**

- **190 Relationship Managers**

- **30,000 Calls Made In Marketplace Annually**

- **3,400 Referrals Annually**

- **2,500 Client Relationship Plans Annually**

(1) Based on internal documents. Marketplace representing all counties and cities branch presence. City of Chicago not included.

A Proven and Experienced Sales Force Already In Place

 25 Years: Building Capabilities, Reputation, Value

NATIONAL ACCOMPLISHMENTS

150 Largest Publicly Traded Banks

- **109th In Resources**

- **51st In Market Capitalization**

- **21st Best Performing Bank In Country** [1]

- **15th Most Profitable Bank** [2]

- **American Bankers Award "Best of the Best" 2005 Marketing**

- **Investment Graded: Moody's A3**

(1) US Banker March 2007
(2) 2005 Bank Director Magazine. 15th out of 150 largest publicly owned banks and thrifts in United States

Local Marketplace Rankings

- **2nd Largest Illinois Chartered Bank**

- **4th Largest in Assets Under Management In Illinois**

- **Top 25 Best Places To Work In Chicagoland** [1]

- **Largest Agricultural Bank Lender In Illinois**

- **Outstanding Community Reinvestment Act Designation**

- **"Best of The Best" 2006 Chicagoland Financial Advertisers**

(1) **2004 Chicago Magazine, the only bank on the list. The list represents Chicago companies with 100 or more employees across all industries.**

 Do We Have A Sustainable Competitive Advantage Going Forward?

First Midwest's Competitive Position

Four Elements

1. **Strategic Client Approach**

2. **Organization Design**

3. **Businesses Mix**

4. **Marketplace Opportunity**

1. Strategic Client Approach

➤ **Value Added Relationship Banking Framework**

➤ **Business** →
- ✓ **Middle Market**
- ✓ **Micromarket**
- ✓ **Specialty: Construction, Agriculture**

➤ **Retail** →
- ✓ **Loans, Deposits, Investments**
- ✓ **Affinity Groups: Mature, Hispanic, Employment, Taft-Hartley**

➤ **Needs Driven Product Solutions** →
- ✓ **Cash Management, Savings, Investment, Tax Management, Estate Management, Asset Protection**

➤ **Long Term Process Of Creating Financial Independence**

2. Organization

- **Designed To Deliver Interrelated Client Solutions**

- **Driven By Tenured, Aligned Relationship Managers**

- **Disciplined Operations, Treasury and Credit Culture**

- **Focused On Long Term Value Creation**

3. Business Mix

- **Our Arbitrage Businesses**
  - **Asset Generation**
  - **Funding**

- **Our Fee Based Businesses**

Asset Generation Businesses

- **Commercial and Industrial**

- **Commercial Real Estate**

- **Micro Business**

- **Agriculture**

- **Consumer**

✓**$5,000,000,000**

✓**Double Digit CAGR**

✓**Home Grown**

✓**Diversified**

✓**Highest Risk Adjusted Spreads**

Funding Businesses

✦ **Retail Deposits**

> ✓**$3,900,000,000**
>
> ✓**6% CAGR**
>
> ✓**100% Proprietary Distribution Network**
>
> ✓**Lowest Cost Funding**

Funding Businesses

✦ **Wholesale Funding Sources**

> ✓**$3,300,000,000**
>
> ✓**6% CAGR**
>
> ✓**Mixed Local, Corporate and National**
>
> ✓**Source of Fee Based Revenue**

Fee Based Businesses

+ **Asset Management**

+ **Retail Investment**

→ $\checkmark$ **$18,000,000 Revenue**

$\checkmark$ **$4,200,000,000 AUM**

$\checkmark$ **CAGR High Teens**

+ **Cards: Debit, Credit, Other**

+ **Service Charges**

+ **Cash Management**

→ $\checkmark$ **$56,000,000 Revenue**

$\checkmark$ **10-12% CAGR**

4. The Marketplace [1] [2]

---

51 MSA's > 1,000,000 Population

First Midwest Footprint Substituted For Chicago MSA

---

(1) For purposes of presentation, data represents 51 metropolitan statistical areas (MSA) with a population greater than 1,000,000.
(2) Where applicable, Chicago MSA has been substituted for FMB Footprint which is defined as those counties and cities where the company has an existing branch presence.

2006 Population



Rank	MSA	Population
1	NY-NJ-PA	18,812,000
2	Los Angeles-CA	13,155,000
3	**FMB Chicago**	**6,085,000**
4	Dallas-Texas	5,888,000
5	Philadelphia-PA	5,884,000
6	Miami-FL	5,454,000
7	Houston-TX	5,330,000
8	Washington-DC	5,269,000
9	Atlanta-GA	4,862,000
10	Detroit-MI	4,505,000

2006-2011 Population Growth

Rank	MSA	2006-2011 Growth
1	Los Angeles-CA	719,000
2	Dallas-Texas	631,000
3	Phoenix-AZ	529,000
4	Houston-TX	521,000
5	Atlanta-GA	520,000
6	Riverside-CA	502,000
7	Washington-DC	417,000
8	Miami-FL	388,000
9	New York-NY	382,000
10	Las Vegas	331,000
11	**FMB Chicago**	**310,000**



2006 Average Household Income



Rank	MSA	Average HH Income
1	San Jose-CA	$108,000
2	San Francisco-CA	96,000
3	Washington-DC	95,000
4	**FMB Chicago**	**86,000**
5	Boston-MA	85,000
6	New York-NY	82,000
7	Minneapolis-MN	80,000
8	Denver-CO	79,000
9	Atlanta-GA	77,000
10	Hartford-CT	76,000

2006-2011 Gross IPA Growth

Rank	MSA	Gross IPA Growth
1	Washington-DC	$34.4 billion
2	Los Angeles-CA	32.8 billion
3	Dallas-TX	31.2 billion
4	Atlanta-GA	30 billion
5	Phoenix-AZ	27.2 billion
6	**FMB Chicago**	**24.4 billion**
7	Houston-TX	24.4 billion
8	Riverside-CA	22.9 billion
9	New York-NY	21.2 billion
10	Miami-FL	18.3 billion



% Homeowners



Rank	MSA	% Homeowners
1	**FMB Chicago**	**76.3%**
2	Minneapolis-MN	73.8%
3	Detroit-MI	73.3%
4	Birmingham-AL	72.9%
5	St. Louis-MO	72.3%
6	Pittsburgh, PA	71.9%
7	Tampa, FL	71.3%
8	Salt Lake City-UT	71.3%
9	Louisville-KY	70.7%
10	Philadelphia-PA	70.4%

Consumer MSA Composite Scoring



Rank	MSA	Total Rank Score
1	**FMB Chicago**	**26**
2	Atlanta-GA	45
3	Washington-DC	52
4	Minneapolis-MN	58
5	Phoenix-AZ	61
6	Dallas-TX	68
7	Los Angeles-CA	73
8	New York-NY	75
9	Philadelphia-PA	74
10	Houston-TX	80

Total Businesses



Rank	MSA	Businesses
1	NY-NJ-PA	820,000
2	Los Angeles-CA	558,000
3	Miami-FL	251,000
4	Dallas-Texas	246,000
5	**FMB Chicago**	**238,000**
6	Philadelphia-PA	227,000
7	Houston-TX	217,000
8	San Francisco-CA	210,000
9	Boston-MA	208,000
10	Washington-DC	205,000

Total Businesses with 20+ Employees



Rank	MSA	20+Employees
1	NY-NJ-PA	87,000
2	Los Angeles-CA	60,000
3	**FMB Chicago**	**33,000**
4	Dallas-Texas	30,000
5	Philadelphia-PA	28,000
6	Washington-DC	27,000
7	Miami-FL	25,000
8	Houston-TX	25,000
9	Boston-MA	25,000
10	Atlanta-GA	23,000

Total Employees



Rank	MSA	Employees
1	NY-NJ-PA	10,320,000
2	Los Angeles-CA	6,646,000
3	**FMB Chicago**	**3,486,000**
4	Dallas-Texas	3,288,000
5	Philadelphia-PA	3,211,000
6	Washington-DC	3,179,000
7	Miami-FL	2,969,000
8	Boston-MA	2,915,000
9	Houston-TX	2,859,000
10	Atlanta-GA	2,061,000

Total Sales



Rank	MSA	Total Sales ($)
1	NY-NJ-PA	$1,120,908,000
2	Los Angeles-CA	755,580,000
3	**FMB Chicago**	**391,553,000**
4	Dallas-Texas	376,178,000
5	Philadelphia-PA	351,695,000
6	Washington-DC	349,161,000
7	Miami-FL	340,316,000
8	Houston-TX	332,320,000
9	Boston-MA	315,881,000
10	Atlanta-GA	294,446,000

Business MSA Composite Scoring



Rank	MSA	Total Rank Score
1	New York-NY	4
2	Los Angeles-CA	8
3	**FMB Chicago**	**12**
4	Dallas-TX	16
5	Philadelphia-PA	21
6	Miami-FL	24
7	Washington-DC	28
8	Houston-TX	32
9	Boston-MA	35
10	Atlanta-GA	42



Can We Take This Competitive Positioning To A New Level?

Approach, Organization, Business Mix, Marketplace

Unequivocally…

YES